United States securities and exchange commission logo





                            March 8, 2021

       Steve Daly
       Chief Executive Officer
       Instructure Intermediate Holdings I, Inc.
       6330 South 3000 East, Suite 700
       Salt Lake City, UT 84121

                                                        Re: Instructure
Intermediate Holdings I, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted February
9, 2021
                                                            CIK No. 0001841804

       Dear Mr. Daly:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted February 9, 2021

       Prospectus Summary, page 1

   1. You state that you have never lost a fully-deployed, four year Canvas Higher Education customer to another LMS
provider. Please clarify whether your reference to a "fully-
                                                        deployed, four year
Canvas Higher Education customer" refers to all Canvas customers or just a subset of the
total Canvas customers. Tell us the amount of revenue earned from the customers referenced
herein for each period presented and to the extent this customer base does not comprise a
majority of your revenues, disclose such information to add context to your disclosure.
   2.                                                   Throughout the
prospectus, you discuss users, active users, users from your Canvas LMS customer base and
customers that have "contracted" for your platform. Please revise to
 Steve Daly
FirstName
Instructure LastNameSteve  Daly I, Inc.
            Intermediate Holdings
Comapany
March       NameInstructure Intermediate Holdings I, Inc.
       8, 2021
March2 8, 2021 Page 2
Page
FirstName LastName
         define each of these terms.
3. You disclose that you have over 500 ecosystem partners. Please revise to clearly define this term. Similarly, you state that students utilized partner-integrated products over 2.7 billion times in the fourth quarter of 2020, which was up 361% over the fourth quarter of
         2019. Please revise to clarify how you calculate this metric, including how you define
         "utilized," and discuss the reason(s) for the fluctuation from period to period.
Competitive Strengths, page 10

4. Please revise to clarify how you define average bookings per sales representative and disclose the actual average for each period presented.
Our Sponsor, page 12

5. Please provide a summary of the material terms of the Director Nomination Agreement with Thoma Bravo.
Risk Factors
If the markets for our applications develop more slowly than we expect..., page
24

6. Please tell us the amount of revenue earned from Canvas for each period presented and revise your disclosures as necessary to clarify what is meant by a "substantial majority" of your revenue is derived from Canvas.
Unaudited Pro Forma Combined Financial Data, page 74

7. You state here that the pro forma information has been adjusted to give effect to events that are directly attributable to the Take-Private Transaction and related financing activities, factually supportable and expected to have a continuing impact. Please tell us how you considered the updated guidance in Article 11-02(b)(6) of Regulation S-X.
         Refer to Section II.F of Sec Release No. 33-10786.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Our Business Model, page 80

8. You disclose that across your Canvas LMS customer base, you had 30 million users as of
         December 31, 2020. Please clarify whether these are considered to be active users.
         Additionally, elsewhere you disclose that you had 50 million active users as of December
         31, 2020. Please revise to clarify which solutions account for your other 20 million active users as of December 31, 2020.
Key Business Metrics, page 84

9. In order to provide a better understanding of the growth in your customer count from period-to-period, please revise to provide the exact number of customers for each period presented.
 Steve Daly
FirstName
Instructure LastNameSteve  Daly I, Inc.
            Intermediate Holdings
Comapany
March       NameInstructure Intermediate Holdings I, Inc.
       8, 2021
March3 8, 2021 Page 3
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FirstName LastName
10. You state that net revenue retention rate contemplates all changes to revenue for the designated customer, including terminations. Please explain to us how net revenue retention rate measures non-renewal of contracts. In this regard, tell us and revise to clarify whether the customer population used in your calculation includes all customers that generated revenue during a particular month in the prior year. In addition, provide us with the renewal or attrition rates for each period presented, and include a quantified discussion of such rates or tell us why you do not believe this information is material to an understanding of your business. Refer to SEC Release No. 33-10751
11. You state that your net revenue retention rate was "in excess of 100%" as of December 31,
         2019, and "over 110%" in 2020. In order to provide better comparability and clarity to this metric, please revise to disclose the actual net revenue retention rate for each period presented and explain the reasons for any significant fluctuations from period to period.
Results of Operations for the Year Ended December 31, 2019 and 2020, page 92

12. Where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms.
         For example, you state that the increase in revenue was attributable to the growth in new customers, contributions from your acquisitions and a net revenue retention rate in excess of 100%, which would imply growth in existing customers. Please revise accordingly. In
         addition, you should remove vague terms such as    primarily    in
favor of specific
         quantification. Similar revisions should be made throughout your results of operations discussion. Refer to Item 303(a)(3) of Regulation S-K and Section III.D of SEC Release
         No. 33-6835.
Business
Legal Proceedings, page 123

13. You state here that you "are not presently party to any legal proceedings that in the opinion of management, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, financial condition or cash flows." We also note that you discuss certain legal proceedings on page
         F-31 of your financial statement footnotes. To the extent you believe these are material pending legal proceedings, please provide a cross-reference to your financial statement footnotes disclosure.
Description of Capital Stock
Exclusive Forum, page 156

14. You disclose that your certificate of incorporation will designate the Delaware Chancery
         Court as the exclusive forum for certain claims and note that this provision will not apply to suits to enforce a duty or liability created by the Securities Act or the Exchange Act.
         Please ensure that this provision in the certificate of incorporation clearly states that it will not apply to suits to enforce a duty or liability created by the Securities Act or the
 Steve Daly
FirstName
Instructure LastNameSteve  Daly I, Inc.
            Intermediate Holdings
Comapany
March       NameInstructure Intermediate Holdings I, Inc.
       8, 2021
March4 8, 2021 Page 4
Page
FirstName LastName
         Exchange Act. Additionally, you disclose that your certificate of incorporation will designate U.S. federal district courts as the exclusive forum for Securities Act claims.
         You also discuss potential enforceability concerns in general. Revise to highlight that these enforceability concerns arise from the fact that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
         Lastly, revise to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
Notes to Consolidated Financial Statements
10. Stock-Based Compensation, page F-22

15. Please provide us with a breakdown of all equity awards and units granted subsequent to the going-private transaction on March 31, 2020 and to date through 2021, and include the fair value of the underlying common stock at the date of such grants. To the extent there were any significant fluctuations in the fair values from period-to-period, describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology, underlying common stock used to value such awards as determined by your board of directors.
Exhibits

16. Please file as exhibits the offer letters, executive agreements and other management contracts, compensatory plans, contracts or arrangements you have entered into with your named executive officers.
General

17. We note that you are a holding company. Please revise to include a chart that depicts your post-offering organizational structure. Ensure the chart discloses any material subsidiaries and the percentage of your common stock that will be owned by Thoma Bravo, other existing stockholders and stockholders in this offering following the completion of this offering.
18. Please provide us with copies of all written communications, as defined in Securities Act
         Rule 405, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Securities Act Rule 163B, whether or not they retain copies of the communications.
       You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.
 Steve Daly
Instructure Intermediate Holdings I, Inc.
March 8, 2021
Page 5

                                                       Sincerely,
FirstName LastNameSteve Daly
                                                       Division of Corporation
Finance
Comapany NameInstructure Intermediate Holdings I, Inc.
                                                       Office of Technology
March 8, 2021 Page 5
cc:       Bradley C. Reed, P.C.
FirstName LastName